UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,
Aberdeen, AB15 4YB
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 4, 2023, KNOT Offshore Partners LP (the “Partnership”) held its 2023 annual meeting of limited partners (the “2023 Annual Meeting”) at 3:00 P.M. (UK time) at Floor 19, One Cabot Square, Canary Wharf, London E14 4QJ, United Kingdom. At the 2023 Annual Meeting, resolutions were passed (i) to elect Andrew Beveridge as a Class II Director of the Partnership whose term will expire at the 2027 annual meeting of limited partners and (ii) to ratify the appointment of Ernst & Young AS as the Partnership’s independent public accounting firm for the fiscal year ending December 31, 2023.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS:

●	FORM F-3 (NO. 333-274460) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 11, 2023; AND

●	FORM F-3 (NO. 333-227942) ORIGINALLY FILED WITH THE SEC ON OCTOBER 23, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: December 4, 2023	By:	/s/ Derek Lowe
Name: Derek Lowe
Title: Chief Executive Officer and Chief Financial Officer

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